GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	Deal Name: Residential Accredit Loans Inc, 2006-QS1
2. Factor Summary	Asset Type: Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	Closing Date: 01/30/2006
	First Distribution Date: 02/25/2006
5. Other Income Detail *(Not Applicable)*	
6. Interest Shortfalls, Compensation and Expenses	Determination Date: 06/22/2006
	Distribution Date: 06/26/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:
	Book-Entry: 06/23/2006
8. Collateral Summary	Definitive: 05/31/2006
9. Repurchase Information	Trustee: Deutsche Bank Trust Company Americas
10. Loan Status Report (Delinquencies)	Main Telephone: 714-247-6000
11. Deal Delinquencies (30 Day Buckets)	
12. Loss Mitigation and Servicing Modifications	GMAC-RFC
	Bond Administrator: Rona Hsu
13. Losses and Recoveries	Telephone: 818-260-1508
14. Credit Enhancement Report *(Not Applicable)*	
15. Distribution Percentages	Pool(s) : 40260
16. Overcollateralization Summary *(Not Applicable)*	
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
June 26, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)		(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	6,350,341.24	5.75000000	104,542.53	30,428.72	134,971.25	0.00	0.00	0.00	6,245,798.71
A-3	761118SB5	108,134,000.00	101,356,132.87	5.75000000	1,668,576.08	485,664.80	2,154,240.88	0.00	0.00	0.00	99,687,556.79
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	79,864,610.08	5.99124994	2,328,911.21	398,740.70	2,727,651.91	0.00	0.00	0.00	77,535,698.87
A-6	761118SE9	11,343,992.00	10,417,122.73	3.90041483	303,771.01	33,859.25	337,630.26	0.00	0.00	0.00	10,113,351.72
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	40,434,767.82	5.43124988	734,300.14	183,009.44	917,309.58	0.00	0.00	0.00	39,700,467.68
A-9	761118SH2	42,974,000.00 [1]	40,434,767.82 [1]	2.06874985	0.00	69,707.85	69,707.85	0.00	0.00	0.00	39,700,467.68 [1]
A-P	761118SJ8	2,784,564.75	2,715,114.56	0.00000000	5,888.01	0.00	5,888.01	0.00	0.00	0.00	2,709,226.55
A-V	761118SK5	323,843,583.63 [1]	305,948,766.80 [1]	0.48378755	0.00	123,345.17	123,345.17	0.00	0.00	0.00	300,789,923.94 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,499,217.79	6.00000000	6,684.18	52,496.09	59,180.27	0.00	0.00	0.00	10,492,533.61
M-2	761118SP4	3,238,400.00	3,230,313.70	6.00000000	2,056.53	16,151.57	18,208.10	0.00	0.00	0.00	3,228,257.17
M-3	761118SQ2	2,428,800.00	2,422,735.28	6.00000000	1,542.40	12,113.68	13,656.08	0.00	0.00	0.00	2,421,192.88
B-1	761118SR0	1,619,200.00	1,615,156.85	6.00000000	1,028.27	8,075.78	9,104.05	0.00	0.00	0.00	1,614,128.58
B-2	761118SS8	1,295,400.00	1,292,165.38	6.00000000	822.64	6,460.83	7,283.47	0.00	0.00	0.00	1,291,342.74
B-3	761118ST6	1,133,518.88	1,130,688.48	6.00000000	719.84	5,653.44	6,373.28	0.00	0.00	0.00	1,129,968.64
Deal Totals		**323,843,583.63**	**305,948,766.78**		**5,158,842.84**	**1,639,513.40**	**6,798,356.24**	**0.00**	**0.00**	**0.00**	**300,789,923.94**

[1].Notional Balance

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
June 26, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	937.31974022	15.43063173	4.49132399	19.92195572	0.00000000	0.00000000	921.88910849
A-3	761118SB5	937.31974097	15.43063310	4.49132373	19.92195683	0.00000000	0.00000000	921.88910787
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	918.29425960	26.77814107	4.58477535	31.36291642	0.00000000	0.00000000	891.51611853
A-6	761118SE9	918.29425920	26.77814036	2.98477379	29.76291415	0.00000000	0.00000000	891.51611884
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	940.91236143	17.08707916	4.25860846	21.34568763	0.00000000	0.00000000	923.82528226
A-9	761118SH2	940.91236143	0.00000000	1.62209359	1.62209359	0.00000000	0.00000000	923.82528226
A-P	761118SJ8	975.05887051	2.11451718	0.00000000	2.11451718	0.00000000	0.00000000	972.94435333
A-V	761118SK5	944.74240734	0.00000000	0.38087884	0.38087884	0.00000000	0.00000000	928.81236234
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	997.50299653	0.63504632	4.98751508	5.62256140	0.00000000	0.00000000	996.86795022
M-2	761118SP4	997.50299531	0.63504508	4.98751544	5.62256052	0.00000000	0.00000000	996.86795022
M-3	761118SQ2	997.50299736	0.63504611	4.98751647	5.62256258	0.00000000	0.00000000	996.86795125
B-1	761118SR0	997.50299531	0.63504817	4.98751235	5.62256052	0.00000000	0.00000000	996.86794713
B-2	761118SS8	997.50299521	0.63504709	4.98751737	5.62256446	0.00000000	0.00000000	996.86794812
B-3	761118ST6	997.50299704	0.63504897	4.98751287	5.62256184	0.00000000	0.00000000	996.86794807

Deal Factor :	92.88123623%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	05/01/2006	05/31/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	05/01/2006	05/31/2006	30/360	6,350,341.24	5.75000000	30,428.72	0.00	0.00	0.00	0.00	30,428.72	0.00
A-3	05/01/2006	05/31/2006	30/360	101,356,132.87	5.75000000	485,664.80	0.00	0.00	0.00	0.00	485,664.80	0.00
A-4	05/01/2006	05/31/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	05/25/2006	06/24/2006	30/360	79,864,610.08	5.99124994	398,740.70	0.00	0.00	0.00	0.00	398,740.70	0.00
A-6	05/25/2006	06/24/2006	30/360	10,417,122.73	3.90041483	33,859.25	0.00	0.00	0.00	0.00	33,859.25	0.00
A-7	05/01/2006	05/31/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	05/25/2006	06/24/2006	30/360	40,434,767.82	5.43124988	183,009.44	0.00	0.00	0.00	0.00	183,009.44	0.00
A-9	05/25/2006	06/24/2006	30/360	40,434,767.82 [1]	2.06874985	69,707.85	0.00	0.00	0.00	0.00	69,707.85	0.00
A-V	05/01/2006	05/31/2006	30/360	305,948,766.80 [1]	0.48378755	123,345.17	0.00	0.00	0.00	0.00	123,345.17	0.00
M-1	05/01/2006	05/31/2006	30/360	10,499,217.79	6.00000000	52,496.09	0.00	0.00	0.00	0.00	52,496.09	0.00
M-2	05/01/2006	05/31/2006	30/360	3,230,313.70	6.00000000	16,151.57	0.00	0.00	0.00	0.00	16,151.57	0.00
M-3	05/01/2006	05/31/2006	30/360	2,422,735.28	6.00000000	12,113.68	0.00	0.00	0.00	0.00	12,113.68	0.00
B-1	05/01/2006	05/31/2006	30/360	1,615,156.85	6.00000000	8,075.78	0.00	0.00	0.00	0.00	8,075.78	0.00
B-2	05/01/2006	05/31/2006	30/360	1,292,165.38	6.00000000	6,460.83	0.00	0.00	0.00	0.00	6,460.83	0.00
B-3	05/01/2006	05/31/2006	30/360	1,130,688.48	6.00000000	5,653.44	0.00	0.00	0.00	0.00	5,653.44	0.00
Deal Totals				**303,233,652.22**		**1,639,513.40**	**0.00**	**0.00**	**0.00**	**0.00**	**1,639,513.40**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.08125000	A-5, A-6, A-8, A-9

Residential Accredit Loans Inc, 2006-QS1

June 26, 2006

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	5,070.34	5,070.34	0.00	0	0.00	69,809.92	12,839.64	47,237.59	0.00	0.00	0.00

Residential Accredit Loans Inc, 2006-QS1
June 26, 2006

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,399	323,843,583.63	1,339	305,948,766.80	195	127,726.71	24	4,835,893.21	0	0.00	0	0.00	1,315	300,789,923.94

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.77247591	6.76196439	352.08	352.07	6.43054111	6.42037676	6.43054111	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	17.83%	18.27%			15.61%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

Residential Accredit Loans Inc, 2006-QS1

June 26, 2006

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,288	293,216,217.69	1	112,920.36	0	0.00	0	0.00	0.00	1,289	293,329,138.05
30 days	16	4,233,834.66	0	0.00	0	0.00	0	0.00	0.00	16	4,233,834.66
60 days	6	1,617,317.09	0	0.00	0	0.00	0	0.00	0.00	6	1,617,317.09
90 days	2	546,264.16	0	0.00	0	0.00	0	0.00	0.00	2	546,264.16
120 days	0	0.00	0	0.00	2	1,063,369.98	0	0.00	0.00	2	1,063,369.98
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,312**	**299,613,633.60**	**1**	**112,920.36**	**2**	**1,063,369.98**	**0**	**0.00**	**0.00**	**1,315**	**300,789,923.94**
Current	97.95%	97.48%	0.08%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	98.02%	97.52%
30 days	1.22%	1.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.22%	1.41%
60 days	0.46%	0.54%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.46%	0.54%
90 days	0.15%	0.18%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.18%
120 days	0.00%	0.00%	0.00%	0.00%	0.15%	0.35%	0.00%	0.00%	0.00%	0.15%	0.35%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.77%**	**99.61%**	**0.08%**	**0.04%**	**0.15%**	**0.35%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
June 26, 2006

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	16	4,233,834.66	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	1.22%	1.41%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	6	1,617,317.09	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.46%	0.54%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	2	546,264.16	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.15%	0.18%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	2	1,063,369.98	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.15%	0.35%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * …. * (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.34167651%	100.00000000%

	Ending Percentage
M-1	3.52003122%
M-2	1.08301450%
M-3	0.81226087%
Class M Total:	5.41530659%
B-1	0.54150725%
B-2	0.43321918%
B-3	0.37908145%
Class B Total:	1.35380788%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS1
June 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	6,806,125.60
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	5,070.34
Total Deposits	6,811,195.94

Uses of Funds	Amount
Transfer to Certificate Account	6,798,356.24
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	12,839.64
Derivative Payment	N/A
Total Withdrawals	6,811,195.88
Ending Balance	0.00